CUSIP No. 762819100	13D	Page 1 of 16 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

762819100

(CUSIP Number)

Daniel J. Rice IV

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Tel: (724) 746-6720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762819100	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Rice Midstream GP Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,757,246 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,757,246 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,757,246 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.55%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP. Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units and the owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.
**	Based on a total of 42,163,749 common units and 28,753,623 subordinated units outstanding as of February 22, 2016.

CUSIP No. 762819100	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Rice Midstream GP Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,757,246 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,757,246 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,757,246 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.55%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP. Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units. Rice Midstream GP Management LLC may also be deemed to be the indirect beneficial owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.
**	Based on a total of 42,163,749 common units and 28,753,623 subordinated units outstanding as of February 22, 2016.

CUSIP No. 762819100	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Rice Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,757,246 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,757,246 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,757,246 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.55%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP. Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units. Rice Midstream Holdings LLC may also be deemed to be the indirect beneficial owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.
**	Based on a total of 42,163,749 common units and 28,753,623 subordinated units outstanding as of February 22, 2016.

CUSIP No. 762819100	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Rice Energy Appalachia, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,757,246 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,757,246 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,757,246 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.55%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP. Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units. Rice Energy Appalachia, LLC may also be deemed to be the indirect beneficial owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.
**	Based on a total of 42,163,749 common units and 28,753,623 subordinated units outstanding as of February 22, 2016.

CUSIP No. 762819100	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Rice Energy Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,757,246 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,757,246 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,757,246 units**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.55%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP. Rice Midstream GP Holdings LP is the record holder of 3,623 common units and 28,753,623 subordinated units. Rice Energy Inc. may also be deemed to be the indirect beneficial owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.
**	Based on a total of 42,163,749 common units and 28,753,623 subordinated units outstanding as of February 22, 2016.

Schedule 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) on December 23, 2014. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “common units”) and subordinated units representing limited partner interests (the “subordinated units”, and together with the common units, the “units”), of Rice Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) This Schedule 13D is being filed jointly by each of the following persons:

(i) Rice Midstream GP Holdings LP, a Delaware limited partnership (“GP Holdings”);

(ii) Rice Midstream GP Management LLC, a Delaware limited liability company (“GP Management”);

(iii) Rice Midstream Holdings LLC, a Delaware limited liability company (“Rice Midstream Holdings”);

(iv) Rice Energy Appalachia, LLC, a Delaware limited liability company (“REA”); and

(v) Rice Energy Inc., a Delaware corporation (“Rice Energy” and together with GP Holdings, GP Management, Rice Midstream Holdings and REA, the “Reporting Persons”).

Rice Energy is a public company and owns 100% of the equity interests of REA. REA directly owns 100% of the outstanding Series A units in Rice Midstream Holdings. EIG Energy Fund XVI, L.P., a Delaware limited partnership, EIG Energy Fund XVI-E, L.P., a Delaware limited partnership, and EIG Holdings (RICE) Partners, LP, a Delaware limited partnership (collectively, the “Purchasers”) own the outstanding Series B units in Rice Midstream Holdings. Rice Midstream Holdings owns 100% of the equity interests of Rice Midstream Management LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”) and owns 100% of the outstanding membership interests in GP Management, the general partner of GP Holdings. Rice Midstream Holdings directly owns 91.75% of the outstanding limited partner interests in GP Holdings and the Purchasers own the remaining limited partner interests in Rice Midstream GP Holdings.

GP Holdings owns all of the incentive distribution rights in the Issuer (the “incentive distribution rights”). GP Holdings is a limited partner of the Issuer and the record holder of 3,623 common units and 28,753,623 subordinated units, representing a 40.55% limited partner interest in the Issuer.

(b) The address of the principal office of each of the Reporting Persons is 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

(c) The name, residence or business address and present principal occupation or employment of each director and executive officer of each of the Reporting Persons are listed on Schedule I hereto.

(i) GP Holdings’ principal business is to hold common units and subordinated units;

(ii) GP Management’s principal business is to act as the general partner of GP Holdings;

(iii) Rice Midstream Holdings’ principal business is to hold equity interests in certain subsidiaries that own certain gas gathering and water distribution assets as a wholly owned subsidiary of REA, to hold equity interests in GP Holdings and to act as the sole member of GP Management;

(iv) REA’s principal business is to engage in certain natural gas exploration and production activities as a wholly-owned subsidiary of Rice Energy and to hold equity interests in Rice Midstream Holdings; and

(v) Rice Energy’s principal business is natural gas exploration and production and to hold equity interests in its subsidiaries, including REA.

(d) During the last five years, none of the Reporting Persons nor any directors and executive officers of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of GP Holdings, GP Management, Rice Midstream Holdings, REA or Rice Energy has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Items 2, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On February 17, 2016, Rice Midstream Holdings and GP Holdings entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Purchasers, pursuant to which (i) Rice Midstream Holdings agreed to sell 375,000 Series B Units (“Series B Units”) in Rice Midstream Holdings with an aggregate liquidation preference of $375.0 million and (ii) GP Holdings agreed to sell common units (“GP Holdings Common Units”) representing an 8.25% limited partner interest in GP Holdings for aggregate consideration of $375.0 million in a private placement (the “Private Placement”) exempt from the registration requirements under the Securities Act of 1933, as amended. The Private Placement closed on February 22, 2016 (the “Closing Date”).

In connection with the Private Placement, Rice Midstream Holdings transferred 3,623 common units representing limited partner interests in the Issuer and 28,753,623 subordinated units representing limited partner interests in the Issuer to GP Holdings pursuant to the Securities Purchase Agreement.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in this Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 42,163,749 common units and 28,753,623 subordinated units of the Issuer, which are the number of common units and subordinated units of the Issuer outstanding following the Private Placement, based on the Issuer’s annual report on Form 10-K filed on February 25, 2016 with the SEC.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 3,623 common units and 28,753,623 subordinated units of the Issuer, which constitutes approximately 40.55% of the outstanding common units and subordinated units of the Issuer. The Reporting Person have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 3,623 common units and 28,753,623 subordinated units of the Issuer.

(c) Except as set forth in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Items 2 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

In connection with the closing of the Private Placement, on February 22, 2016, (i) REA and the Purchasers entered into the Amended and Restated Limited Liability Company Agreement of Rice Midstream Holdings, which defines the preferences, rights, powers and duties of holders of the Series B Units (the “LLC Agreement”) and (ii) GP Management, as general partner of GP Holdings, and Rice Midstream Holdings and the Purchasers, as limited partners, entered into the Amended and Restated Agreement of Limited Partnership of GP Holdings, which defines the preferences, rights, powers and duties of holders of the GP Holdings Common Units (the “GP Holdings A&R LPA”).

LLC Agreement

Pursuant to the LLC Agreement, the Series B Units rank senior to all other equity interests in Rice Midstream Holdings with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series B Units will pay quarterly distributions at a rate of 8% per annum, payable in cash or additional Series B Units, subject to certain exceptions, at Rice Midstream Holdings’ option for the first two years, and in cash thereafter. The holders of Series B Units have the option to require Rice Midstream Holdings to redeem the Series B Units on or after the tenth anniversary of the Closing Date at an amount of $1,000 per Series B Unit plus any accrued and unpaid distributions (the “Liquidation Preference”). The Series B Units are subject to optional redemption by Rice Midstream Holdings after the third anniversary of the Closing Date, at a cash amount equal to the Liquidation Preference. If any of the Company, the MLP or Rice Midstream Holdings undergoes a Change in Control (as defined in the LLC Agreement), the Purchasers have the right to require Rice Midstream Holdings to repurchase any or all of the Series B Units for cash, and Rice Midstream Holdings has the right to repurchase any or all of the Series B Units for cash. The holders of the Series B units do not have the power to vote or dispose of the Issuer’s units held by GP Holdings.

In the event that Rice Midstream Holdings or GP Holdings pursues an initial public offering, Rice Midstream Holdings may redeem the Series B Units at a redemption price equal to the Liquidation Preference on the date of the closing of the applicable initial public offering plus all additional distributions that would have otherwise been paid until the third anniversary of the Closing Date. Rice Midstream Holdings may satisfy this redemption price in cash or common equity interests of the applicable publicly traded entity at a 10% discount of the initial offering price to the public.

In the event of any liquidation and winding up of Rice Midstream Holdings, profits and losses will be allocated to the holders of the Series B Units so that, to the maximum extent possible, the capital accounts of the Series B unitholders will equal the aggregate Liquidation Preference.

GP Holdings A&R LPA

Pursuant to the GP Holdings A&R LPA, the holders of the GP Holdings Common Units are entitled to distributions of GP Holdings in proportion to their pro rata share of the outstanding GP Holdings Common Units, which distributions will occur upon the receipt by GP Holdings of any distributions of cash from the Issuer in respect of the equity interests in the Issuer held by GP Holdings.

The Purchasers holding GP Holdings Common Units will have tag-along rights in connection with a sale of the common equity interests in GP Holdings to a third-party purchaser. The holders of GP Holdings Common Units will have drag-along rights in connection with a sale of the majority of the common equity interests in GP Holdings to a third-party purchaser, subject to the achievement of an agreed-upon minimum return. If a qualifying initial public offering of GP Holdings is not consummated prior to the fifth anniversary of the Closing Date, the holders of the GP Holdings Common Units shall have the right to require GP Holdings to repurchase all of their GP Holdings Common Units for cash in an aggregate purchase price of $125.0 million. In the event of a Change in Control or a GP Change in Control (as each term is defined in the GP Holdings A&R LPA) of the Company, Rice Midstream Holdings or GP Holdings, the Purchasers shall have the right to require GP Holdings to repurchase all of their GP Holdings Common Units for an aggregate purchase price of $125.0 million. The holders of the GP Holdings Common Units do not have the power to vote or dispose of the Issuer’s units held by GP Holdings.

In the event GP Holdings sells any of its assets, then, subject to certain exceptions, GP Holdings may only make distributions of such proceeds to the extent that GP Holdings meets certain requirements, including the requirement to retain a certain amount of cash or cash equivalents following the sale of such assets. In the event of any liquidation and winding up of GP Holdings, GP Management, in its capacity as general partner, will appoint a liquidator to wind up the affairs and make final distributions as provided for in the GP Holdings A&R LPA.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

Exhibit D	Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

Exhibit E	Amended and Restated Agreement of Limited Partnership of Rice Midstream GP Holdings LP (filed herewith).

Exhibit F	Amended and Restated Limited Liability Company Agreement of Rice Midstream Holdings LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2016

RICE ENERGY INC.

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Senior Vice President, General Counsel and Corporate Secretary

RICE ENERGY APPALACHIA, LLC

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Senior Vice President, General Counsel and Corporate Secretary

RICE MIDSTREAM HOLDINGS LLC

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Senior Vice President, General Counsel and Corporate Secretary

RICE MIDSTREAM GP MANAGEMENT LLC

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Manager

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC

/s/ William E. Jordan
Name:	William E. Jordan
Title:	Manager

SCHEDULE I

The name and business address of each of the executive officers and directors of Rice Midstream GP Holdings LP, Rice Midstream GP Management LLC, Rice Midstream Holdings LLC, Rice Energy Appalachia, LLC, and Rice Energy Inc. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, Rice Midstream GP Holdings LP, Rice Midstream Management GP LLC, Rice Midstream Holdings LLC, Rice Energy Appalachia, LLC or Rice Energy Inc.).

Officers of Rice Midstream Holdings LLC

Daniel J. Rice IV

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Chief Executive Officer of Rice Energy Inc. and Chief Executive Officer of Rice Midstream

Management LLC

Citizenship: USA

Amount Beneficially Owned: 16,152 common units

Toby Z. Rice

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: President and Chief Operating Officer of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 27,652 common units

Derek A. Rice

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Executive Vice President of Exploration & Geology of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 15,152 common units

Grayson T. Lisenby

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Senior Vice President and Chief Financial Officer of Rice Energy Inc., Vice President and

Chief Financial Officer of Rice Midstream Management LLC and Manager of Rice Midstream GP Management LLC

Citizenship: USA

Amount Beneficially Owned: 31,152 common units

James W. Rogers

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Senior Vice President, Chief Accounting & Administrative Officer, Treasurer of Rice Energy

Inc. and Vice President, Chief Accounting & Administrative Officer, Treasurer of Rice Midstream Management LLC

Citizenship: USA

Amount Beneficially Owned: 25,152 common units

William E. Jordan

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary of Rice Energy Inc., Vice

President, General Counsel and Corporate Secretary of Rice Midstream Management LLC and Manager of Rice

Midstream GP Management LLC

Citizenship: USA

Amount Beneficially Owned: 29,243 common units

Robert R. Wingo

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Senior Vice President, Midstream & Marketing of Rice Energy Inc., Senior Vice President, Chief Operating Officer of Rice Midstream Management LLC and Manager of Rice Midstream GP Management LLC

Citizenship: USA

Amount Beneficially Owned: 36,743 common units

Officers of Rice Energy Appalachia, LLC

Daniel J. Rice IV

(see above)

Toby Z. Rice

(see above)

Derek A. Rice

(see above)

Grayson T. Lisenby

(see above)

James W. Rogers

(see above)

William E. Jordan

(see above)

Robert R. Wingo

(see above)

Officers of Rice Energy Inc.

Daniel J. Rice IV

(see above)

Toby Z. Rice

(see above)

Derek A. Rice

(see above)

Grayson T. Lisenby

(see above)

James W. Rogers

(see above)

William E. Jordan

(see above)

Robert R. Wingo

(see above)

Directors of Rice Energy Inc.

Daniel J. Rice IV

(see above)

Toby Z. Rice

(see above)

Robert F. Vagt

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Midstream Management LLC and Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Daniel J. Rice III

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Midstream Management LLC and Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Scott A. Gieselman

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

James W. Christmas

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 19,546 common units

Steven C. Dixon

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 1,000 common units

John McCartney

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Officers of Rice Midstream GP Holdings LP

None.

Officers of Rice Midstream GP Management LLC

None.

Managers of Rice Midstream GP Management LLC

William E. Jordan

(see above)

Grayson T. Lisenby

(see above)

Robert R. Wingo

(see above)